Exhibit 99.1

Yingli Green Energy Announces Update in Relation to Medium-Term Notes

BAODING, China, October 24, 2018, Yingli Green Energy Holding Company Limited (OTC Pink: YGEHY) ("Yingli Green Energy" or the “Company"), one of the world's leading solar panel manufacturers, today announced that Baoding Tianwei Yingli New Energy Company Limited (“Tianwei Yingli”), a subsidiary of the Company, has recently withdrawn its appeal to a PRC court’s first-instance judgment, which ruled that Tianwei Yingli should repay principle, related interest, and overdue penalty of the medium-term notes (“MTNs”) due October 13, 2015 and May 12, 2016 issued by Tianwei Yingli to one of the holders (“Note Holder”) of those MTNs as described in the Company’s announcement dated on May 18, 2018. The principal amount of the MTNs held by the Note Holder as recognized by the court was RMB65.7 million, representing approximately 3.7% of the total amount of those MTNs that are still outstanding. The overdue penalties recognized by the court would be calculated at a daily penalty interest rate of 0.021% and will continue to accrue before actual payment thereof. Tianwei Yingli plans to continue to communicate with the Note Holder regarding a feasible payment scheme to satisfy the court judgment.

About Yingli Green Energy

Yingli Green Energy Holding Company Limited, known as "Yingli Solar," is one of the world's leading solar panel manufacturers. Yingli Green Energy's manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and PV module assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 20 regional subsidiaries and branch offices and has distributed more than 20 GW solar panels to customers worldwide. For more information, please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy's control, which may cause Yingli Green Energy's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy's filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Eric Pan
Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
E-mail: ir@yingli.com